
Mail Stop 3561

December 13, 2016

Ms. Turid M. Sorensen
Chief Financial Officer
Nordic American Offshore LTD
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

> **Re:** **Nordic American Offshore LTD**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 001-36484**

Dear Ms. Sorensen:

We have reviewed your response letter dated December 5, 2016, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2016 letter.

Item 5. Operating and Financial review and Prospects
Critical Accounting Policies
Impairment of Long-Lived Assets, page 31
Impairment of Long-Lived Assets, page F-9

1. We note your response to prior comment 1. In looking at the Clarkson source you referenced in your response letter dated December 5, 2016, please provide additional information with respect to the following:

   - While the data for PSV rates for the North Sea in the Clarkson report are for a 15 year period, it does not appear that there is any basis for a 15 year cyclicality (as opposed to another period such as 10 years). Furthermore, the most recent five years appear to form a plateau where the rates are lower than previous historical averages. In this regard, please cite any factual evidence or industry reports that support any expectations that rates will return to historical averages. Also, tell us if management's expectations for rates in the short term differ significantly from the average market rates used in your analysis.

- With respect to the market rates cited in your response letter dated November 16, 2016, please explain why you chose a five year average and why the five year average runs from 2009-2013 instead of 2011-2015. As part of your response, please tell us whether resultant market average rates would be lower had you used a longer period or the most recent five year period of 2011-2015.
- Please clarify for us if for future periods currently under a charter contract, you use the negotiated lease rate in your analysis, or if you use the average market rates included in your prior response for all future periods regardless of current contracts.
- Furthermore, in your letter dated November 16, 2016, you indicate that all market and utilization rates are benchmarked to actual results and in the event actual rates are lower than market rates, the company accordingly reduces the historical average. Please elaborate on your methodology and how historical reduced rates would impact the analysis in the event market rates were lower in connection with point 2 above.
- Please provide us with the utilization rates used in your impairment analysis and how they compare to actual utilization rates for 2015 and 2016.

We may have further comment upon reviewing your response.

Form 6-K furnished on November 15, 2016

2. We note your response to comment 3 and reissue the comment. Please revise the title of this non-GAAP measure so it is not confused with the GAAP measure cash flows from operating activities. Also, please explain to us why you believe it is appropriate to refer to this measure as cash flows as it appears to represent your earnings/loss prior to depreciation and non-cash administration charges.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure